

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 5, 2017

<u>Via E-mail</u>
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
Matias Cousiño 82, Of 806
Santiago de Chile, 8320269, Chile

> **Re:** **Li3 Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed October 7, 2016**
> **File No. 000-54303**

Dear Mr. Saenz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business page 6</u>

1. Please disclose all material terms of the Maricunga Project joint venture agreement with Lithium Power International Limited and MSB and file the agreement as an exhibit to your filing.

2. We note your disclosure on page 8 regarding lithium extraction technologies with higher lithium recoveries. Please tell us if these samples were collected from a mineral property in which you have an interest and, if not, revise your disclosure to clarify.

3. Please tell us if you have any agreements in place with POSCO to use their lithium extraction technologies and if so file the agreements as an exhibit to your filing. If not, revise your disclosure to clarify.

4. Revise to include a detailed summary of past exploration results for the Maricunga project. In your revision clearly distinguish between work performed on the SLM Litio 1-6 concessions and the Cocina concessions. We suggest including tables to summarize assay results and pump test results.

5. Additionally, please discuss the quality assurance program associated with the exploration work performed on the Maricunga project including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans of your filing. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

6. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b) (4 (i) of Industry Guide 7. The exploration plan should address the following points:

   • Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

   • If there is a phased program planned, briefly outline all phases.

   • If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

   • Disclose how the exploration program will be funded.

   • Identify who will be conducting any proposed exploration work and disclose their qualifications.

7. Please provide additional disclosure related to the Maricunga project permits including a summary of material permits for both exploration and exploitation. In your response provide the status of each permit. If necessary we suggest providing this information in a tabular format.

Compliance with Government Regulation, page 13

8. Please revise to expand your discussion of governmental regulation of Li3, including the mining and environmental laws and regulations to the extent material. See Item 101(h)(4)(ix) of Regulation S-K.

Exhibits

9. We note the January 27, 2014 agreement with Minera Salar Blanco SpA (MSB). Please advise us why the agreements with MSB and relating to Minera Li's exploration and development are not material under Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: William Macdonald, Esq.
    Macdonald Tuskey